December 14, 2016

JOHN HANCOCK INVESTMENT TRUST

601 Congress Street

Boston, Massachusetts 02210

December 14, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Mr. Sonny Oh

Re: John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560

Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

We submit this letter in response to comments received by telephone on November 15, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 165 under the Securities Act of 1933, as amended, and Amendment No. 117 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on September 30, 2016, accession no. 0001133228-16-012910 (the “Amendment”). The Amendment relates to the registration of Class A, Class C, Class I, Class NAV, Class R2, Class R4, and Class R6 shares of John Hancock ESG International Equity Fund, a newly established series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each class of shares of the Fund.

I.	General Comment

1.	Comment — Please provide the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectuses and the Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of each class of shares the Fund will be included on the front cover of the appropriate prospectus and the SAI when such class begins operations.

December 14, 2016

II.	Prospectus Comments

2.	Comment — On the back cover of each prospectus, under the heading “Annual/semiannual report to shareholders,” please revise the disclosure in the second sentence to reference “a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year,” to coincide with the suggested disclosure in Item 1(b)(1) of Form N-1A.

Response — Although the Trust believes the prior disclosure was consistent with the requirements of Form N-1A, the Trust has made the requested change and represents that the disclosure under the heading “Annual/semiannual report to shareholders” on the back cover of each prospectus for the Fund is amended as follows:

These reports (if available) contain additional information about the fund's investments. The annual report (if available) includes financial statements, performance during the fund's last fiscal year, and a discussion of the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year, as well as the auditor's report. (emphasis added)

3.	“Fees and Expenses” and “Expense Example”

a. — In “Shareholder fees,” please move the information in parentheses regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

b. — Please confirm any “short dividend expense” is included in the line item for “Other expenses” or otherwise included in the fee table.

Response — The Trust does not anticipate that the Fund will have any “short dividend expense” during the Fund’s first year of operations, but confirms that if such expenses were anticipated they would be included in the line item for “Other expenses,” except that if such fees were to exceed 0.01% the Fund would add a separate line item to the table in accordance with Form N-1A.

c. — Please confirm that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table.

Response — The Trust so confirms.

December 14, 2016

d. — In the “Expense example” for Class C shares, please delete the statement that expense examples for Class C shares will differ, delete the “Sold” and “Not Sold” columns under Class C, only show information for Class C shares redeemed at the end of the periods, and either add a footnote for information assuming that Class C shares are not redeemed or add a separate line showing such information, as described in Item 3 of Form N-1A.

Response — The Trust believes that the manner in which it shows expense examples for Class C shares that are not redeemed at the end of the periods shown in the chart is appropriate and consistent with Form N-1A’s disclosure requirements regarding expense examples. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

4.	“Principal Investment Strategies”

a.	In the second paragraph, where “foreign companies” is defined, please (i) revise the definition so that the term “foreign,” which is being defined is not used within the definition, (ii) address how disclosure related to having a principal trading market in a foreign country adds value, and (iii) replace “majority” with “minimum of 50%.”

Response — The Trust represents that it has revised the sentence defining “foreign companies” as follows to make the requested changes to prong (i), to delete prong (ii) as redundant, and to make the requested changes to prong (iii) (now prong (ii)):

The fund defines foreign companies as companies: (i) that are organized under the laws of a country outside the United States; or (ii) that have a minimum of 50% of their assets, or that derive a minimum of 50% of their revenue or profits, from businesses, investments or sales outside of the United States.

b. — The Staff notes that the 80% test should also be applied to the fund’s “ESG” strategy

Response — The Trust acknowledges the comment and notes that the Fund’s 80% test requires that the investments subject to the test “meet the manager’s sustainability criteria” and that the Principal Investment Strategies further clarify that “The manager seeks companies meeting its sustainability criteria with high quality characteristics including strong or improving environmental, social, and governance (ESG) records.” (emphasis added)

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

c. — Please confirm whether investing in derivatives will be a Principal Investment Strategy of the Fund.

Response — The Trust represents that investing in derivatives is not a current or anticipated future strategy of the Fund, principal or otherwise.

December 14, 2016

5.	Comment — In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6.	“Who’s who — Management fee”

a. — Under the heading “Management fee,” please identify all applicable funds upon whose assets the management fee is based.

Response — The Trust believes that the current disclosure is consistent with the requirements of Form N-1A, and notes that an Amendment to the Advisory Agreement pertaining to the Fund will be filed as an exhibit to the Registration Statement.

b. — Under the heading “Management fee,” please disclose the period to be covered by the applicable shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response — The Trust respectfully notes that the last paragraph under the heading “management fee” states: “The basis for the Board of Trustees' approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund's first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Trust believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — Under the heading “Additional information,” please delete the last clause of the last sentence of the second paragraph, reading “that may not be waived” or disclose what rights may be waived. The staff believes this implies that the Trust will not impinge on rights that cannot be waived, but may impinge on rights that can be waived. The staff does not want the disclosure to imply that waivable rights are automatically waived.

Response — The Trust believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. The Trust respectfully disagrees that the disclosure implies that waivable rights are automatically waived. The Trust notes that the disclosure clearly states that the prospectus, SAI, or any contract filed as an exhibit to the Fund’s registration statement does not create rights other than those conferred explicitly by federal or state law, which rights may not be waived. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

December 14, 2016

8.	Comment — In the prospectus for Class A, Class I and Class R6 Shares, under the heading “Choosing an eligible share class,” disclose that Class A shares are subject to a 12b-1 Plan.

Response — The Trust respectfully submits that the first paragraph under the heading “Choosing an eligible share class” in the prospectus for Class A, Class I and Class R6 Shares includes the following disclosure “Except for Class I and Class R6 shares, each share class has a Rule 12b-1 plan that allows it to pay fees for the sale, distribution, and service of its shares,” and that the 12b-1 fees for Class A shares are further outlined under the heading “Class cost structure — Class A shares”. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — In the prospectus for Class A, Class I and Class R6 Shares, under “Your account — Class A deferred charges on investments of $1 million or more,” please disclose that the contingent deferred sales charge (“CDSC”) is based on the lesser of purchase price or market value.

Response — The Trust respectfully submits that the disclosure in the fee table, which precedes the section cited in the comment, sufficiently describes that the CDSC is calculated “as a % of purchase or sale price, whichever is less”. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — In the prospectus for Class A, Class I and Class R6 Shares, under the heading “Sales charge reductions and waivers — CDSC waivers,” please consider clarifying that Class A shares are not always subject to a CDSC.

Response — The Trust represents that it has revised the introductory disclosure in this section in the prospectus for Class A, Class I and Class R6 Shares to state “As long as Signature Services is notified at the time you sell, any CDSC for Class A shares will be waived in the following cases, as applicable:”.

11.	Comment — Under the heading “Excessive trading,” please disclose that excessive short term trading may adversely impact the performance of the Fund.

Response — The Trust respectfully notes that the effects of excessive short term trading on Fund performance are discussed in the following excerpt under “Transaction policies — Excessive trading risk”:

To the extent that the fund or its agent is unable to curtail excessive trading practices in the fund, these practices may interfere with the efficient management of the fund's portfolio and may result in the fund engaging in certain activities to a greater extent than it otherwise would, such as maintaining higher cash balances, using its line of credit, and engaging in increased portfolio transactions. Increased portfolio transactions and use of the line of credit would correspondingly increase the fund's operating costs and decrease the fund's investment performance. Maintenance of higher levels of cash balances would likewise result in lower fund investment performance during periods of rising markets. (emphasis added)

Accordingly, the Trust respectfully declines to make any changes in response to this comment.

December 14, 2016

12.	Comment — Under “Transaction policies — Limitation on exchange activity,” the second to last sentence of the first paragraph states: “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund's shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

13.	“Appendix”

a. — Please revise the name of the Composite as it is similar to that of the Fund.

Response — The Trust respectfully submits that the name of the Fund is “John Hancock ESG International Equity Fund” and the name of the Composite is “All Country International Equity Composite.” The term “All Country International Equity” describes the types of strategies that the subadvisor employs in managing the Fund and the accounts in the Composite. The Trust believes that there is sufficient disclosure in the Appendix to distinguish between the performance of the Fund and that of the Composite, including a statement that “the information in this Appendix does not represent the performance of the fund and is no indication of how it would have performed in the past or will perform in the future.” With respect to the name of the Composite, the Trust believes that the term “Composite” itself helps to distinguish further the Composite from the Fund. However, the Trust has updated the heading adjacent to the “Appendix” heading to read “Historical Performance of the Boston Common Asset Management, LLC All Country International Equity Composite” rather than state the fund name.

b. — Please confirm that the Composite includes all of the accounts managed by the subadvisor with an investment style, objective, policies, and strategies substantially similar to those of the Fund. In addition, as the Composite is managed by the subadvisor and its affiliates, please confirm that the Composite and the Fund are managed by the same portfolio managers.

Response — The Trust confirms that the Composite includes all of the accounts managed by the Fund’s subadvisor with an investment style, objective, policies, and strategies substantially similar to those of the Fund, and respectfully notes that a statement to this effect is included in the introductory paragraph. In addition, the Trust confirms that the Composite and the Fund are managed by the same portfolio managers, and respectfully notes that a statement to this effect is included in the introductory paragraph.

December 14, 2016

c.	— Please explain why standard deviation information is presented.

Response — The Trust believes that the inclusion of standard deviation information provides useful information about the portfolio’s risks to an investor. The Trust respectfully notes that the third paragraph states that: “Standard deviation is calculated as the amount by which individual returns differ or vary from the average returns over a specified period of time, and is used to measure the overall level of volatility of returns—or risk—of an investment portfolio.”

III.	SAI Comments

14.	“Those Responsible for Management” and “The Subadvisory Agreement”

a. — In “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17(a) of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

b. — In “Those Responsible for Management,” please revise the tables with information regarding the Trust’s Trustees to conform to the columns and captions set forth in Item 17(a) of Form N-1A.

Response — The Trust believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

c. — In the table under “Those Responsible for Management — Trustee Ownership of Funds,” please state each Trustee’s ownership of the Fund and other funds in the complex with the dollar ranges set forth in Item 17(b)(4) of Form N-1A rather than stating a letter that references the dollar range.

Response — The Trust believes that the disclosure of Trustee ownership of the Fund and other funds in the complex in the SAI is responsive to Item 17(b)(4) of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

d. — In “Investment Management Arrangements and Other Services — The Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

December 14, 2016

15.	Comment — Under “Policy Regarding Disclosure of Portfolio Holdings,” please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response — The Trust notes that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the Trust’s Chief Compliance Officer (“CCO”) or the CCO’s duly authorized delegate after considering: . . . (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

In connection with the Amendment, the Trust acknowledges that the Trust and its management are aware that they are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding the Staff’s review and comments on the Registration Statement.

If you have any questions, please call me at (617) 572-4575.

Sincerely,

/s/ Sarah M. Coutu

Sarah M. Coutu

Assistant Secretary